FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2007

Commission File Number 001-32412

GLENCAIRN GOLD CORPORATION
(Translation of registrant’s name into English)

500 – 6 Adelaide St. East Toronto, Ontario, Canada M5C 1H6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLENCAIRN GOLD CORPORATION

Date: May 8, 2007	By: “Lorna MacGillivray” Lorna MacGillivray Corporate Secretary and General Counsel

GLENCAIRN GOLD CORPORATION

500 – 6 Adelaide St. East, Toronto, ON M5C 1H6 Ph: (416) 860-0919	Fax: (416) 367-0182

FOR IMMEDIATE RELEASE May 8, 2007	TSX: GGG, GGG.WT AMEX: GLE

GLENCAIRN ENTERS INTO OPTION TO PURCHASE
NEVADA MILL FACILITY; ADVANCES LIBERTAD TO
FEASIBILITY

Glencairn Gold Corporation announced today it has entered into an option agreement with a third-party vendor to purchase a complete milling facility previously owned and operated by a senior North American gold mining company. The mill facility is located in northern Nevada and operated for many years until it was placed on care and maintenance in 2002.

Glencairn also announced it has engaged AMEC Americas Limited to complete a feasibility study on the conversion/expansion to conventional milling of its Libertad Mine in Nicaragua. The decision to proceed to feasibility followed the Company’s receipt of a scoping study prepared by AMEC.

“We are very pleased with the planned purchase of the mill facility, which is in excellent condition and was well-maintained. The purchase will allow Glencairn to fast track the project and significantly reduce capital costs. In opting for a refurbished mill as opposed to a new one, Glencairn will return the Libertad Mine to production in a considerably shorter timeframe than originally planned,” said Glencairn President and CEO Peter Tagliamonte.

The purchase when completed will include the full mill facilities with a semi-autogenous grinding (SAG) mill, a ball mill, a vertical mill, tailings pumps, a thickener system, leach and Carbon-in-Pulp (CIP) tanks, as well as all the structural steel to house the new Libertad Mill. Glencairn plans to dismantle the mill and reassemble it on the Libertad site. The new mill will be incorporated into the existing Libertad infrastructure.

The Libertad Mine was a 5,000-tonne-per-day heap leach operation. The mine has been operating since mid-1997, except for a brief suspension in 2000-2001. It produced 8.1 million tonnes grading 1.77 grams gold per tonne containing 461,300 ounces of gold prior to Glencairn’s acquisition in July 2006. Gold sales from the Libertad Mine were an estimated 12,146 ounces in the first quarter of 2007. The feasibility study will include updated estimates of the mineral resources and mineral reserves by Scott Wilson RPA, an independent geological consultant.

Glencairn suspended operations at the end of the first quarter of 2007 following metallurgical tests that showed the average 40% gold recoveries from heap leaching could be significantly increased to more than 90% with conventional milling.

Graham Speirs, P.Eng., Chief Operating Officer of Glencairn Gold, is the Qualified Person within the meaning of National Instrument 43-101. He has reviewed and approved the contents of this release.

About Glencairn Gold Corporation

Glencairn is a growing gold producer with mining and exploration activities focused in Central America. The Company operates the Bellavista Mine in Costa Rica and the Limon Mine in Nicaragua and plans to convert a third mine, the Libertad Mine in Nicaragua, to conventional milling and expand the operation. It holds a 60% interest in the Cerro Quema advanced gold project in Panama and a 100% interest in the Mestiza gold property 70 kilometres from the Limon Mine. The Company focuses on efficient and productive mining practices to establish a firm base of quality operations. Glencairn is committed to growth by optimizing current operations and expanding mineral reserves at existing mines.

For further information, please contact:

Glencairn Gold Corporation

Peter Tagliamonte, President/CEO

416-860-0919

pwt@glencairngold.com

Glencairn Gold Corporation

Olav Svela, Vice President

Investor Relations

416-860-0919

osvela@glencairngold.com

Glencairn Gold Corporation Kerry Knoll, Chairman 416-860-0919 kknoll@glencairngold.com Renmark Financial Communications Inc. Tina Cameron, 514-939-3989 tcameron@renmarkfinancial.com

Cautionary Note Regarding Forward-Looking Statements: This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future financial or operating performance of the Company, its subsidiaries and its projects, the future price of gold, expectation that the Libertad mill scoping and feasibility studies will be positive, estimated recoveries under the milling plan, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital for the mill project, operating and exploration expenditures, costs and timing of the development of new deposits, costs and timing of future exploration, requirements for additional capital, government regulation of mining operations, environmental risks, reclamation expenses, title disputes or claims, limitations of insurance coverage and the timing and possible outcome of pending litigation and regulatory matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: general business, economic, competitive, political and social uncertainties; the actual results of current exploration activities; actual results of reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold; possible variations of ore grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; political instability, insurrection or war; delays in obtaining governmental approvals or required financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in the Company’s annual information form for the year ended December 31, 2006 on file with the securities regulatory authorities in Canada and the Company’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.